July 10, 2008

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	LandAmerica Financial Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
File No. 1-13990

Dear Mr. Rosenberg:

In response to your comment letter dated June 27, 2008, set forth below are the responses of LandAmerica Financial Group, Inc. (the “Company”) to the above referenced filing.  For ease of reference, each of the comments from your letter has been included below with our response following.

Form 10-K for the Fiscal Year Ended December 31, 2007

Financial Statements and Supplementary Data

Note 1:  Summary of Significant Accounting Policies

Revenue Recognition, page 69

1.
You disclose that you record premium revenue from title policies issued through independent agents when the policies are reported by the agent.  In MD&A on page 36 you disclose that the average delay in the closing and reporting of these title policies by independent agents is 110 days.  Also, in Note 9 on page 86 you indicate that as a result of an audit of the 2003 and 2004 tax years the IRS has proposed an adjustment of $35 million to your current tax liability apparently relating to this delay in reporting of premium revenues from your independent agents.  Please explain to us why it is appropriate to record your premium revenue related to title policies issued through independent agents when the policies are reported to you instead of based on an estimate of when these policies are issued.  Please reference for us the authoritative literature you rely upon to support your accounting.

LandAmerica Financial Group, Inc. Response

In accordance with paragraph 16 of FASB Statement No. 60, Accounting and Reporting by Insurance Enterprises:

Premiums from title insurance contracts shall be considered due from policyholders and, accordingly, recognized as revenue on the effective date of the insurance contract. However, the binder date (the date a commitment to issue a policy is given) is appropriate if the insurance enterprise is legally or contractually entitled to the premium on the binder date. If reasonably estimable, premium revenue and costs relating to title insurance contracts issued by agents shall be recognized when the agents are legally or contractually entitled to the premiums, using estimates based on past experience and other sources. If not reasonably estimable, premium revenue and costs shall be recognized when agents report the issuance of title insurance contracts.

Because we do not know if an agent has written a policy until it is reported and because we believe that past experience does not produce reasonable estimates in the title insurance business, we recognize premium revenue and costs when agents report the issuance of title insurance policies. The demand for title insurance is dependent upon, among other things, the volume of residential and commercial real estate transactions, including mortgage refinancing transactions. The volume of these transactions has historically been influenced by factors such as interest rates, the availability of mortgage financing, and the state of the overall economy. The cyclical nature of our business has caused fluctuations in revenue in the past and is expected to do so in the future. As indicated in our 2007 annual report in Form 10-K, the average delay in the closing and reporting of title policies by independent agents is 110 days. However, this delay in notification varies from agent to agent and between regions of the country. Additionally, our agents may sell our policies as well as those of our competitors. As a result agents may reduce, discontinue and/or increase their business with us at any time and we would not have evidence of these events until an agent reports issued policies to us. Also, premium revenue varies depending on the type of transaction (either a purchase or a refinance) for which the policy is issued (called the policy mix), and as the economy changes, this policy mix fluctuates making it difficult to estimate premium revenue. While certain entities, such as Mortgage Bankers Association and Fannie Mae, provide statistical information on home sales, mortgage originations and home prices, this information is on a national basis whereas our agency business tends to be concentrated in certain geographical areas. As a result, we believe that due to the variability in the reporting lag of our agents, the ability of our agents to direct business to various underwriters, the geographical concentration of our agency business and the volatility in the real estate market, the use of historical and/or statistical data would not provide a basis to make a reasonable estimate of when agency policies are issued.

Note 3. Investments, page 74

2.
You disclose here and in MD&A on page 51 that during the first quarter of 2007 you reclassified $142.6 million of your fixed-maturity securities from available-for-sale to trading securities.  You also disclose in this note that trading investments are bought and held principally for the purpose of selling them in the near term, yet you appear to still hold these securities at March 31, 2008. Please revise your disclosure to explain why you reclassified these securities in 2007 and why you intend to sell them in the near term.

LandAmerica Financial Group, Inc. Response

Our investment portfolio is managed by professional investment advisors under guidelines that govern the types of permissible investments, investment quality, maturity, duration, and concentration of issuer to comply with the various state regulatory requirements while maximizing net after-tax yield. These guidelines and our investment strategies are established and periodically reexamined by the Investment Funds Committee of our Board of Directors. In the first quarter of 2007, we decided to modify our investment strategy and engage a new investment advisor for a portion of our investment portfolio with the intent to actively trade these securities for the purpose of profit taking and maximizing the total return of the portfolio. Although the market value of our trading securities may be similar to past statements, the individual securities may be significantly different from period to period. Because of the investment advisor’s style of active and frequent trading, the securities under their management were reclassified from available-for-sale to trading. We will provide the following additional disclosure starting with our quarterly report for the period ended June 30, 2008:

We classify our fixed-maturity and equity investments as trading or available-for-sale. Trading investments are bought and held principally for the purpose of selling them in the near term. All fixed-maturity and equity investments not classified as trading are classified as available-for-sale.

Our investment portfolio is managed by professional investment advisors under guidelines that govern the types of permissible investments, investment quality, maturity, duration, and concentration of issuer to comply with the various state regulatory requirements while maximizing net after-tax yield. These guidelines and our investment strategies are established and periodically reexamined by the Investment Funds Committee of our Board of Directors. In the first quarter of 2007, we decided to modify our investment strategy and engage a new investment advisor for a portion of our investment portfolio with the intent to actively trade these securities for the purpose of profit taking and maximizing the total return of the portfolio. Although the market value of our trading securities may be similar to past statements, the individual securities may be significantly different from period to period. Because of the investment advisor’s style of active and frequent trading, the securities under their management were reclassified from available-for-sale to trading. During first quarter 2007, we transferred $142.6 million of our fixed-maturity securities from available-for-sale securities to trading securities. Additionally $2.3 million of unrealized gains on these available-for-sale securities which were previously included in accumulated other comprehensive income (loss) were reclassified and recorded in the consolidated statement of operations caption “Net realized investment gains.” We did not transfer any of our securities between investment categories during the remainder of 2007.

3.
On page 17 you disclose that substantially all of your fixed-maturity portfolio is investment grade.  Please revise your disclosure here or in MD&A to clarify how much of your portfolio is below investment grade.  In addition for the portion of your bond portfolio that is dependent on guarantees, please disclose the credit rating with and without the guarantee.  Also, please disclose the exposure to guarantor default including any significant concentration in a guarantor, both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).

LandAmerica Financial Group, Inc. Response

At December 31, 2007, approximately $0.7 million, or less than 1%, of our fixed-maturity portfolio was below investment grade. The portion of our bond portfolio dependent on guarantees was $270.6 million at December 31, 2007 and was comprised of obligations of states and political subdivisions (i.e. municipal bonds). Without the guarantees, $10.8 million of these securities, or less than 1.0% of our total fixed-maturities, would have been below investment grade or not rated. Given the credit ratings of the securities without the guarantees, we do not believe we have a significant exposure to guarantor default. In addition, we have no direct fixed-maturity investments in these guarantors and we hold an immaterial amount of their equity securities (approximately $11,000). We agree that this information would be useful for investors if it becomes material and, in such event, we will provide such information in future filings.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We appreciate your comments and suggestions which will assist us in our future filings. Should you have any questions regarding this correspondence, please contact me at (804) 267-8114.

Sincerely,

/s/ G. William Evans
G. William Evans
Executive Vice President and Chief Financial Officer